James J. Fox jfox@velaw.com
Tel 212.237.0131  Fax 917.849.5328

March 29, 2010

Via EDGAR and Facsimile

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Niska Gas Storage Partners LLC
Registration Statement on Form S-1
Filed February 22, 2010
File No. 333-165007

Dear Mr. Owings:

On behalf of Niska Gas Storage Partners LLC (the “Registrant”), we are filing Amendment No. 1 to the above referenced registration statement (the “Registration Statement”).

Set forth below are the Registrant’s responses to the comments contained in the letter from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission dated March 19, 2010 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment.

The Registrant has authorized us to respond to the Staff’s comments on its behalf.  Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

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General

1.                        We note a number of blank spaces throughout your registration statement.  Please note that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering price within that range as well as other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.  Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:  The Registrant will promptly amend the Registration Statement to provide any new disclosure, including the anticipated price range, as soon as it becomes available.  The Registrant acknowledges that the Staff needs sufficient time to review its complete disclosure prior to the distribution of the preliminary prospectus.

2.                        Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared your filing.

Response:  The Registrant will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared its filing prior to the effectiveness of the Registration Statement.

3.                        Prior to the effectiveness of your registration statement, please have a representative of the NYSE call us to confirm that your common stock has been approved for listing. Alternatively, please disclose in your filing that there is no guarantee that your application to list your shares of common stock on an exchange will be accepted and, therefore, your shares may not be listed on an exchange.

Response:  The Registrant will arrange to have a representative of the NYSE call the Staff to confirm that the Registrant’s common units have been approved for listing prior to the effectiveness of the Registration Statement.

4.                        Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting statements that you make regarding your industry. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief. By way of example only, we note the following:

•                  You “are the largest independent owner and operator of natural gas storage assets in North America.” (page one),

•                  You contract for gas storage capacity “at cost-of-service based rates that are currently below market rates.” (page one),

•                  “AECO Hub™ is the largest natural gas storage provider in western Canada and the largest independent storage hub in North America.” (page four),

•                  You have developed a “strong reputation for reliability ...”,

•                  You “employ one of the natural gas storage industry’s most experienced management teams ...”, (page six),

•                  “Costs for new gas storage capacity development have continued to increase ...”, (page 111), and

•                  “It typically takes between three and five years ...”, (page 111).

Response:  The Registrant acknowledges the Staff’s comment and will provide the Staff with independent supporting materials as requested.  Copies of these materials will be provided to the Staff on a supplemental basis. With respect to disclosures about our strong reputation for reliability and the experience of our management team, we have revised our disclosure accordingly.

Prospectus Cover Page

5.                        Please expand the second bullet point on your cover page to clarify that Holdco will continue to control the company.

Response:  The Registrant has revised the Registration Statement accordingly. Please see the cover page of the Prospectus and the corresponding risk factor heading on page 29.

6.                        It appears that you intend to conduct a firm commitment underwritten offering.  Please amend your filing to identify the lead or managing underwriters, See Item 501(b)(8) of Regulation S-K.

Response:  The Registrant acknowledges the Staff’s comment. As of the date of this filing, the Registrant had not yet selected the lead or managing underwriter.  The Registrant will promptly amend the Registration Statement to identify the lead or managing underwriter as soon as that information becomes available.

Prospectus Summary, page 1

7.                        We note your statement on page one that your prospectus summary does not contain all the information that an investor should consider before investing in your common units. Please revise to clarify whether your summary provides an overview of the key aspects of your offering. See Item 503(a) of Regulation S-K.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page one.

8.                        You state on page one that when used in a historical context “Niska Predecessor” collectively refers to Niska GS Holdings I, L.P. and Niska Gas Holdings II, L.P.  In comparison, page F-7 defines “Niska Predecessor” to collectively refer to Niska Gas Storage US, LLC and Niska Gas Storage Canada ULC. Please revise for consistency.

Response:  The Registrant has eliminated the collective definition of Niska Gas Storage US, LLC and Niska Gas Storage Canada ULC on page F-7, and thereafter refers to them as “Niska US” and “Niska Canada,” separately and respectively.

9.                        Please substantially revise this section to limit the information to a brief overview of the key aspects of the offering. Currently, much of the information presented is repetitive to information, and more appropriately discussed, in the Business section beginning on page 112. See Item 503(a) of Regulation S-K.

Response:  The Registrant has substantially reduced the quantity of information contained in the Prospectus Summary to limit it to a brief overview of the key aspects of the offering.  Please note the reduced disclosure under the headings “Our Operations—Third-Party Gas Storage Contracts” and “Our Assets” on pages 2 and 3, as well as the deletion of the section entitled “Our Operations—Customers and Counterparties.”

Our Operations, page 2

Customers and Counterparties, page 3

10.                 We note your risk factor on page 30 which states that one customer accounted for approximately 44% of your gross revenue for the nine months ended December 31, 2009, and two customers accounted for approximately 43% of your gross revenue for the fiscal year ended March 31, 2008. In light of this, please expand your discussion on pages three and 144 to disclose your dependence on a single or few customers, and provide the name of such customers pursuant to Item 101(c)(viii) of Regulation S-K.

Response:  The Registrant has revised the disclosure on pages 121-122 to disclose its dependence on certain customers, and has provided the names of such customers.  In response to comment nine above, the Registrant determined that the discussion of customers and counterparties was not necessary to be included in a brief overview of the key aspects of the offering.

Competitive Strengths, page 5

11.                 Please revise your filing to disclose the negative factors pertaining to your competitive position, to the extent that they exist and are reasonably known.  Refer to Item 101(c)(1)(x) of Regulation S-K.

Response:  The Registrant has revised the Registration Statement accordingly.  On page 5, please note the addition of cross-references to the sections entitled “Risk Factors—Risks Inherent in Our Business—We face significant competition that may cause us to lose market share, negatively affecting our business” and “Business—Competition,” appearing on pages 20 and 131, respectively, which discuss the negative factors pertaining to the Registrant’s competitive position.

Expected Non-Public Offerings of Senior Notes…, page 7

12.                 Please indicate the expected use of proceeds.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see revisions to the disclosure under the caption “Non-Public Offerings of Senior Notes by Niska US and Niska Canada” on page 6 and the disclosure of the use of proceeds from such issuance on pages F-7 and F-8.

Management, page 8

13.                 We note the ownership structure contains incentive distribution rights (“IDRs”) which allows Holdco to claim a higher proportion of incremental amounts of the distribution payments as these payments grow over specified levels. Please provide a cross-reference to your incentive distribution rights discussion on page 63. In this regard, this information appears extremely relevant as it represents a potentially material variable interest in your distributions.

Response:  The Registrant has revised the Registration Statement accordingly to include a cross-reference on page 7 (Please see footnote (b)) to the discussion of incentive distribution rights on page 64.

14.                 Please tell us and disclose how you will classify distributions related to the IDRs.  In doing so, explain why you believe your classification is appropriate, including explaining the purpose for which you provide cash distributions to Holdco beyond its ownership interest. Also tell us what consideration, if any, was given to recording IDRs as compensation to Holdco.  In this regard, we assume that the services provided by Holdco and other affiliated companies, such as Niska Gas Storage Management LLC, in conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing Holdco with compensation in return for providing these services to you.

Response:  Incentive distribution rights (“IDRs”) are an equity interest that will be received by Holdco as partial consideration for the transfer of Niska US and Niska Canada to the Registrant by US Holdings and Canada Holdings, respectively.  As such, distributions in respect of the IDRs will be classified as equity distributions.  IDRs are a customary form of equity interest in master limited partnerships issued to the entity forming the master limited partnership or its affiliate (typically the general partner) as partial consideration for the assets being contributed to the master limited partnership.  The IDRs are one type of a mix of equity consideration issued which will be to Holdco, which will include a fixed interest in distributions (the 2% managing member interest), an interest that will share pari passu with the publicly traded units (common units), and an interest subordinated to the publicly-traded units in distributions (the subordinated units).  The IDRs are included in the mix of consideration to economically reimburse Holdco for agreeing to subordinate a portion of its interest to that of the public unitholders (i.e., by accepting subordinated units) for a period of time.  In addition, the IDRs function as a retained interest in future increases in cash distributions above the minimum quarterly distributions, since the public is primarily paying for the yield implied by the stated minimum quarterly distribution.

The IDRs are structured in a manner to incentivize the holder to promote an increase in cash distributions per common and subordinated unit, but are not compensation for services provided by the holder thereof.  In that regard, we respectfully note that neither Holdco nor its affiliated companies (such as Niska Gas Storage Management) will be providing any regular services or directing the activities of the Company.  While Niska Gas Storage Management has the right and controlling authority under the Registrant’s operating agreement to manage the Registrant’s business and affairs, Niska Gas Storage Management will delegate its rights to a board of directors of the Registrant.  The operating agreement of the Registrant will provide for a reimbursement of any expenses Niska Gas Storage Management or its affiliates incur on behalf of the Registrant.  We do not currently anticipate any such expenses.  The characterization of the IDRs as equity, rather than compensation for services, is further supported by the fact that the IDRs are transferable without regard to whether the transferee is providing any services to the Registrant.  While the Registration Statement contemplates that the IDRs are subject to transfer restrictions contained in the Registrant’s operating agreement, those restrictions are subject to current negotiation with the prospective underwriters and, even if contained in the operating agreement as contemplated by the Registration Statement, would lapse after a period of time.  Moreover, if the Manager were removed as the managing member of the Registrant, the IDRs would either be purchased for cash or converted into common units, rather than cancelled.

Please also note that the Registrant has revised the Registration Statement to discuss the classification of distributions.  Please see footnote (b) on page 7.

The Offering, page 11

Use of Proceeds, page 11

15.                 You expect to make minimum quarterly cash distributions after the establishment of cash reserves. Please revise your disclosure to indicate generally how cash reserves will be established.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 10.

16.                 Please indicate that you expect to use a portion of the borrowings under your revolving credit facility to fund a distribution to Holdco. In this regard, please revise your “Use of Proceeds” discussion on page 43 to discuss the business purpose of the distribution to Holdco.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see pages 10 and 43.

Risk Factors, page 19

Risks Inherent in Our Business

17.                 We note your statement that the actual amount of cash you will have available for distribution will depend upon a number of factors and that some of those factors are beyond your control. Please revise your disclosure to clarify why some of your examples are not at least substantially within the discretion of management including your capital expenditures, cost of acquisitions, debt service requirements, restrictions contained in debt agreements and the amount of cash reserves established by your board.

Response:  The Registrant has revised the Registration Statement to remove the statement that some of the factors are beyond its control.  Please see the revisions to the risk factor entitled “We may not have sufficient cash following the establishment of cash reserves and payment of fees and expenses to enable us to make cash distributions to holders of our common units at the minimum quarterly distribution rate under our cash distribution policy” on page 18.

18.                 We note that your risk factor on page 26 under “Our business depends upon certain key employees...” could apply to nearly any issuer, Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or to any offering.” Please revise your risk factor to clearly explain how this risk applies to your industry, company, or offering. For example, explain why you are concerned you could lose these key personnel. Are they about to retire? Do you not have employment contracts with them?

Response:  The Registrant has removed the risk factor previously entitled “Our business depends on certain key employees who may not continue to work for us.”

Our Cash Distribution Policy and Restrictions on Distributions, page 47

19.                 Please modify your cash distribution policy to address the following:

•                  Include an indication that you have no significant prior long-term operating history and as such, you do not have a historical basis upon which to rely upon with respect to whether you will have sufficient available cash to pay the stated distribution amounts.

Response:  The Registrant respectfully submits that its predecessor entities have four years of operating history, such that it has significant long term operating history.  The Registrant has revised the Registrant Statement to include what it believes is appropriate disclosure.  Please see page 48.

•                  In addition to capital expenditures, provide a discussion of your anticipated cash reserves needed for purposes of general operations and debt service.

Response:  The Registrant has revised the Registration Statement accordingly. Please see page 47.

Unaudited Pro Forma Cash Available for Distribution, page 50

20.                 We note you included unaudited pro forma cash available for distribution information for the trailing twelve months ended December 31, 2009 on page 51.  Please also include pro form cash available for distribution information for your fiscal year ended March 31, 2009. Further, revise your footnote disclosure to explain which adjustments to arrive at unaudited pro forma cash available for distribution are recurring or non-recurring in nature.

Response:  The Registrant has revised the Registration Statement to include unaudited pro forma cash available for distribution information for the fiscal year ended March 31, 2009.  Please see page 50 as well as related disclosure on page 11.  The Registrant has also revised footnotes 3 and 4 (on page 52) to the table on page 51 to explain which adjustments are recurring or non-recurring.

21.                 Please enhance your disclosures to indicate whether you would have been able to achieve your distribution policy on a historical basis for the fiscal year ended March 31, 2009. If you determine you would not have been able to make intended distributions under your new policy, then you should clearly disclose why you believe you will be able to make the distributions going forward.

Response:  The Registrant has revised the Registration Statement as requested.  Please see pages 11, 50 and 88 for disclosure that the Registrant would have been able to achieve its distribution policy on a historical basis for the fiscal year ended March 31, 2009.

22.                 We note your interest expense reflects the completion of your non-public offerings of debt. Please revise footnote two on page 52 to disclose the interest rates when your non public debt offerings are complete. We note the anticipated fixed interest rate of 8% disclosed on page 57.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see revised footnote two on page 52, as well as the revised disclosure of the actual interest rate on page 58.

23.                 You disclose in footnote two on page 52 that you have assumed you will not borrow under your revolving credit facility, whereas we note borrowings are assumed in your pro forma combined financial statements beginning on page F-3.  Please revise to clarify if you have assumed expected borrowings of $115 million outstanding for the period under the new facility representing amounts repaid under the existing facility and the related interest rate, or explain to us why you have determined it is not appropriate to reflect the borrowings in this presentation.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see revised footnote two on page 52.

24.                 Please disclose any finance charges related to your new revolving credit facility.  In this regard, it would appear this information is relevant to assess future charges associated with facility draws.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see revised footnote two on page 52.

25.                 Please explain why you have not reflected expansion capital expenditures of $47 million referenced in footnote three on page 52 as an adjustment to unaudited pro forma cash available for distribution or revise as appropriate.

Response:  The Registrant expects that future expansion capital expenditures will be primarily funded through borrowings or the sale of debt or equity securities (including proceeds retained from this offering).  Therefore the Registrant determined that any such expenditures would be offset by cash on hand or cash from financing activities, such that there would be no net impact on cash available for distribution, and that adjusting unaudited pro forma cash available for distribution for these items would provide no useful information for investors.  The Registrant has revised its disclosure to include an explanation for its anticipated financing of expansion capital expenditures in the future.  Please see revised footnote three on page 52.

Estimated Cash Available for Distribution, page 52

26.                 We note your statement in the last paragraph regarding your lack of obligation to update. Please revise to make clear that you have an obligation to update any information that would cause your disclosure to be materially inaccurate or misleading.

Response:  The Registrant has revised the Registration Statement accordingly.  Please note the revisions to page 54.

27.                 Please revise your table on page 54 to adjust estimated cash available for distribution for your expansion capital expenditures.

Response:  As noted in response to comment 25 above, the Registrant expects to finance all of its expansion capital expenditures during the forecast period with proceeds from the offering and existing working capital.  Accordingly, it has made no adjustments to its estimated cash available for distribution related to these expenditures.  The Registrant has revised the Registration Statement to include the foregoing explanation.  Please see revised footnote 3 on page 52.

Selected Historical and Pro Forma Financial and Operating Data, page 69

Non-GAAP Financial Measures, page 71

28.                 You state on page 72 that adjusted EBITDA has important limitations. Please revise your disclosure to discuss these limitations.

Response:  The Registrant has expanded its disclosure accordingly.  Please see pages 17 and 73-74 for an extended discussion regarding the limitations of the usefulness of adjusted EBITDA.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

Results of Operations, page 77

Nine Months Ended December 31, 2009 Compared to Nine Months Ended December 31, 2008, page 79

Earnings Before Income Taxes, page 80

29.                 You state on page 81 that for the nine months ended December 31, 2009, interest expense decreased due, in part, to a significant decrease in the principal balance of your term debt and the lowering of floating interest rates. Please expand your disclosure to describe the analysis that led to your determination to decrease the principal balance of your term debt at this time.

Response:  The Registrant has revised the Registration Statement to explain why it decreased the principal balance of its term debt.  Please see page 83.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Revenue, page 81

LTF Revenues, page 81

30.                 You state on page 81 that “due to a lower value LTF storage environment” new or replacement LTF contracts were 22.5% lower in the fiscal year ended March 31, 2009 versus the fiscal year ended March 31, 2008. Please expand your disclosure to describe the causes of this lower value storage environment, including, if applicable, whether you expect this trend to continue, any related challenges and any related risks in the short and long term and the actions you are taking to address them. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see the expanded disclosure in the section entitled “Year Ended March 31, 2009 Compared to Year Ended March 31, 2008—Revenue—LTF Revenues” on page 83.

Historical Cash Flows, page 87

31.                 Please revise your discussion of the sources and uses of cash flows from operations. In this regard, we would expect to see robust disclosures with respect to the material amounts affecting your operating cash flows.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see the expanded disclosure on pages 90-93.

32.                 Tell us and provide disclosure regarding your outstanding margin balances related to your economically hedged positions or advise us why disclosure is not useful to an investor.

Response:  The Registrant has revised the Registration Statement to include changes in non-cash working capital resulting from margin deposits.  Please see pages 91 and 92.

Expected Non-Public Offerings of Senior Notes by Niska US and Niska Canada, page 90

33.                 We note you plan to undertake the non-public offerings of the senior notes prior to the closing of this offering on Form S-1. It appears that the covenants contained in certain of your anticipated new debt agreements may limit the payment of distributions.  Please disclose the amount of net earnings restricted or free of restrictions after the closing of the senior note offerings. Refer to Rule 4-08(e)(1) of Regulation S-X. Further, please expand your disclosure to discuss the impact on cash flows as to interest and principal payments.

Response:  The Registrant has revised the Registration Statement to include a discussion of the restrictive covenants limiting distributions contained in the indenture that will be applicable after the closing of the Registrant’s initial public offering.  Please see pages 94-95.  The Registrant respectfully submits that a disclosure of net earnings restricted or free of restrictions after the closing of the senior note offerings would not be information useful to, and could be confusing to, prospective investors.  The indenture governing the senior notes contains two alternative restricted payment covenants: one governs the period of time Niska Predecessor is a private company and contains substantial limitations on restricted payments commensurate with a private company; the other will become applicable in connection with the closing of the Registrant’s initial public offering and is substantially more liberal and similar to restricted payment covenants contained in indentures for other publicly traded master limited partnerships.

Critical Accounting Estimates, page 94

34.                 Please provide a quantitative analysis of each of your critical accounting estimates and an analysis of the variability in your financial results resulting from changes in estimates or assumptions. Please also provide an analysis of the variability that is reasonably likely to result from changes in estimates and assumptions in the future.

Response:  The Registrant has revised its disclosure to provide additional information relating to quantitative analysis and potential variability in financial results resulting from changes to estimates or assumptions.

With respect to the information relating to goodwill, the Registrant has disclosed that the goodwill impairment test is performed annually at March 31 and the estimate relating to the fair value of the Registrant’s reporting units at December 31, 2009 was only subject to an assessment of whether or not an event occurred or circumstances indicated that the fair value of the reporting units had been reduced to less than their carrying value.  As at March 31, 2009, goodwill at one of the Registrant’s operating entities was written down due to negative economic conditions, however the other facilities were not impacted, and had an estimated impairment test cushion of $60.7 million. As at December 31, 2009, there were no events or circumstances that had occurred that were likely to reduce the fair value of a reporting unit below its carrying amount, therefore the Registrant did not incorporate any quantitative analysis in their discussion of critical estimates or in the footnotes to the combined predecessor financial statements included in the S-1. It is the Registrant’s intention to incorporate these disclosures in its first Annual Report on Form 10-K.

The Registrant utilizes two approaches in determining fair value: (1) multiples of potential earnings and (2) multiples of gas capacity and cycle-ability. Both methods compare historical transaction values as a multiple of EBITDA or working gas capacity and apply each multiple to Niska’s assets to determine fair value. Results using the multiples of potential earnings and the multiples of gas capacity and cycle-ability are given equal weighting when determining the valuation. Assumptions are dependent on several subjective factors, including the timing of future cash flows and future growth rates. Key assumptions relating to the timing of future cash flows include the allocation of working gas capacity between long and short term contract capacity and proprietary optimization capacity, the seasonal spread that customers are willing to pay for the option to utilize storage, and exchange rates between the Canadian dollar and US dollar. Future projections are also based on the Registrant’s consideration of past performance and the projections and assumptions used in current operating plans. The Registrant does not base growth projections on aggressive targets; projections are based on the continued expansion of our assets and demand for natural gas storage.

While the Registrant believes it is prudent in its approach to the valuation of assets, periods of overall negative economic conditions could lead to declines in the multiples of designated peer group companies, resulting in an impairment charge. Reduced natural gas consumption or other unforeseen changes in supply and demand could potentially reduce the seasonal spread, resulting in an impairment charge.

Index to Financial Statements, page F-1

35.                 Please advise or revise to include an audited balance sheet and related footnotes of the managing member of Niska Gas Storage Partners LLC as of the end of the most recent fiscal year. Further, to the extent an affiliate has committed itself to increase or maintain the managing member’s capital, also provide the audited balance sheet and related footnotes of the affiliate.

Response:  The Registrant respectfully submits that an audited balance sheet of the managing member of the Registrant is neither required by applicable rules or regulations nor information that would be useful to investors, and would require unnecessary time and expense to prepare and audit.

The Registrant is not structured as a limited partnership, such that Topic 2805 of the Staff’s Division of Corporation Finance Financial Reporting Manual is technically inapplicable.  Moreover, in contrast to a Delaware limited partnership, where the general partner retains residual, statutory liability to the extent the partnership defaults on its liabilities to creditors, no members of a Delaware limited liability company (not even a member designated as a manager or managing member) retains any such liability.  Similarly, the managing member of the Registrant will have no obligation to contribute capital to the Registrant to maintain its initial capital interest or guarantee any debts or obligations of the Registrant.

The managing member is a recently formed entity with no significant assets or operations, such that its balance sheet would reflect only an initial $1,000 capital contribution by its sole member and a nominal interest in the Registrant.  The managing member will be restricted by the terms of the Registrant’s operating agreement from conducting activities other than in relation to the Registrant’s business, such that any future balance sheet of the managing member will only reflect, indirectly, the assets and liabilities of the Registrant and any cash retained by the managing member, and not any significant independent assets or liabilities.

No affiliate of the managing member has committed itself to increase or maintain the managing member’s capital.

Niska Gas Storage Partners LLC
Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Balance Sheet, page F-3

36.                 Please expand Partners’/Members’ Equity to disclose the number of equity units authorized and outstanding by class on a pro forma basis. Reference is made to SAB Topic 4:F.

Response:  The Registrant acknowledges the Staff’s comment and will promptly revise the Registration Statement to disclose the number of equity units that will be outstanding as soon as it becomes available.  The Registrant notes that its operating agreement will authorize it to issue an unlimited number of additional membership interests for the consideration and on the terms and conditions determined by our manager without the approval of the unitholders, as described under the caption “Issuance of Additional Membership Interest” on page 166.

Unaudited Pro Forma Combined Statement of Income
Year Ended March 31, 2009, page F-4

37.                 We note you intend to make quarterly distributions to holders of your common and subordinated units in the manner described on page 48. Please tell us and disclose how you will present earnings per member units based on the aforementioned separate classes of equity. It appears you will be required to use the two-class EPS method, as described in paragraphs 72 and 73 of ASC 260-10-45.  Please revise the pro forma presentation accordingly, or advise.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see pages F-4 through F-6 and the revised Note 4 on pages F-9 and F-10.

38.                 We also read your disclosure that the pro forma net earnings per unit assume no incentive distributions were made. We further note your disclosure on page 63 that the incentive distribution rights may be transferred subject to restrictions in the Operating Agreement. Please tell us and clearly disclose if the IDRs are a separate or embedded interest and represent participating securities. Assuming incentive distributions are made in the future tell us how these distributions will impact your earnings per member units calculation and disclosure. Please be advised that ASC 260 will not apply to your IDRs if you conclude they are compensatory in nature.

Response: The Registrant has determined that the IDRs are a separate interest and represent participating securities.  The Registrant has determined, based upon the expected provisions of the Registrant’s operating agreement, that the operating agreement will not include a “specified threshold” as contemplated by EITF 07-4, such that the IDRs may participate in undistributed earnings.  Assuming incentive distributions are made in the future, the amount of those distributions will reduce the amount of undistributed earnings (the excess, if any, of net earnings over distributions declared), and the IDRs will participate in the allocation of any undistributed earnings in accordance with the contractual cash distribution provisions specified in the Registrant’s operating agreement.  To the extent aggregate distributions declared exceed earnings, such excess shall be allocated to the members in accordance with the provisions for allocations in losses specified in the Registrant’s operating agreement.  Because the expected provisions of the Registrants operating agreement provide that the IDRs do not participate in allocations of losses, the excess of distributions over earnings shall be allocated to the managing member and other non-managing members, pro rata.  The Registrant has revised the disclosure on page F-10 to disclose that the IDRs are a separate interest and represent participating securities.

39.                 We note your subordinated units could convert to common units at the end of the subordination period. Please tell us and disclose in your pro forma footnotes how you calculated any incremental dilution from these instruments when calculating earnings per unit.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page F-10.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-7

40.                 Please tell us and expand your disclosure to indicate the factual support for your adjustment giving effect to proceeds from your anticipated offering and issuance of unsecured senior notes of $800 million. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: The Registrant submits that the offering and issuance of unsecured senior notes has been completed in the interval between the first filing of the Registration Statement and the date hereof.  Accordingly, the Registrant has factual support for the interest rate applicable to the notes, the final maturity date, and the use of proceeds.  The Registrant has revised the Registration Statement accordingly.  Please see pages F-7 and F-8.

41.                 Please expand your note disclosure to describe the material covenants of the unsecured senior notes and repayment terms.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see the expanded disclosure on page F-8.

42.                 Please revise note 3(d) on page F-8 to clarify your basis for calculating pro forma interest expense.  In doing so, explain how you determined borrowings of $95 million and an average interest rate of 5% and why your calculation is appropriate. Further, please disclose the committed interest rate and material terms associated with your new credit agreement.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page F-9.

43.                 Please tell us what consideration you gave to presenting a reconciliation of pro forma GAAP net income/loss to taxable income/loss in the notes to the financial statements. Refer to FRR 405.

Response:  The Registrant gave consideration to FRR 405 with respect to presenting a reconciliation of pro forma GAAP net income/loss to taxable income/loss in the notes to the financial statements, and determined that, because the financial statements have been prepared on the basis of US GAAP as opposed to a tax basis, the current disclosure is both full and fair.

Niska Predecessor
Combined Statements of Earnings and Comprehensive Income, page F-11

44.                 Please revise your combined statements of earnings and comprehensive income to include “total revenues” and “total expenses.”

Response:  The Registrant has revised the Combined Statements of Earnings and Comprehensive Income accordingly.  Please see page F-12.

Notes to the Consolidated Financial Statements, page F-15

2.  Significant Accounting Policies, page F-15

Foreign Currency Translation, page F-20

45.                 Please tell us how you determined the functional currency of your Niska Gas Storage Canada ULC was the US dollar.  Further, we note material foreign exchange gains recorded on your consolidated statements of earnings and comprehensive income. We assume such gains are related to the remeasurement process since the functional currency of the partnership is the US dollar. If our assumption is not correct, please advise.

Response:  As a point of clarification in the Registrant’s response to the Staff’s comment, the following analysis is specific to Niska GS Holdings II, LP, the Canadian partnership included in the combined predecessor financial statements.  However, the Registrant does expect the analysis below to be the same for Niska Gas Storage Canada ULC.

The Registrant considered the guidance in ASC 830 relating to cash flow, sales price, sales market, expense, financing, and intra-entity indicators when determining the functional currency of Niska GS Holdings II, LP. Based on a collective analysis of factors supporting the US dollar and the Canadian dollar, the Registrant concluded that Niska GS Holdings II, LP has a US dollar functional currency.  The Registrant has summarized its analysis of these factors below to highlight how it reached its conclusions.

Factors that support the US dollar functional currency:

•                  Since the Registrant’s inception, approximately 70% to 85% of gross annual sales and purchases, which includes contract revenue and physical and financial optimization transactions, have been denominated in US dollars.

•                  At inception, Niska GS Holdings II, LP had a financing agreement with a syndicate of commercial banks located in the United States.  The financing was comprised of term loans and a revolving credit facility, issued in US dollars, requiring all repayments be made in US dollars. This financing agreement was terminated effective March 5, 2010 and replaced with $800.0 million in senior notes issued in US dollars, which were sold to certain qualified institutional investors located in the United States.  In addition, the Registrant’s new $400.0 million revolving credit facility consists of a U.S. revolving credit facility and a Canadian revolving credit facility.  Loans under the U.S. revolving facility will be denominated in U.S. dollars and loans under the Canadian revolving facility may be denominated, at the Registrant’s option, in either U.S. or Canadian dollars Future repayments on the senior notes, loans under the U.S. revolving credit facility and any U.S. dollar denominated loans under the Canadian revolving credit facility will be made in US dollars.

•                  Interest expense, Niska GS Holdings II, LP’s largest historic expense on the statement of earnings, is denominated in US dollars.

•                  Canadian sales markets and pricing indicators are heavily influenced by activities in the United States.

•                  The pricing of natural gas in Canada is highly correlated to US pricing.  Fluctuations in supply and demand in the US natural gas market result in corresponding changes at the Canadian pricing points.

•                  Pricing for financial natural gas trading contracts is primarily set by regulated exchanges located in the United States. The US dollar denominated prices quoted for transactions on Nymex form the basis of the prices paid throughout North America.

•                  The equity of Niska GS Holdings II, LP is denominated in US dollars.  It has been the partnership’s expectation since its inception that distributions of earnings and return of capital would be denominated in US dollars.  Since inception, 85% of distributions to partners have been made in US dollars. Equity contributions from the partnership’s unitholders have been made in US dollars.

•                  Intercompany transactions occur between the US subsidiaries in Niska GS Holdings I, LP and the Canadian subsidiaries in Niska GS Holdings II, LP. The intercompany balances comprise of payment/receipt for margin requirements, purchase of inventory, and management fees, all of which are transacted in US dollars. While these transactions have been eliminated on the combination of the two entities for external financial reporting purposes, these transactions are seen as a necessary component of the Registrant’s business in order to manage cash requirements during the year and to compensate the Canadian subsidiaries for work performed for the US subsidiaries.

Factors that support the Canadian dollar functional currency:

•                  As a result of the predominant use of local labor and suppliers, between 91% and 93% of historic annual operating and administrative expenses are denominated in Canadian dollars.

•                  Pricing for long and short-term storage services at the AECO facilities is determined by customers in the Canadian storage market, responding to price signals from U.S.-based exchanges such as NYMEX as well as Canadian and regional Alberta market factors.

The Staff is correct in assuming that material foreign exchange gains recorded on the Registrant’s consolidated statements of earnings and comprehensive income are related to the remeasurement process.

Management, page 127

Audit Committee, page 128

46.                 Please revise your disclosure on page 128 to disclose when your board will establish your audit committee, and to state whether your audit committee will include an audit committee financial expert. See Item 407(d) of Regulation S-K.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 138.

Compensation Committee, page 128

47.                 Please revise your disclosure on page 128 to state when your board will establish your compensation committee.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 138.

Directors and Executive Officers, page 128

48.                 For each director identified beginning on page 128 please briefly discuss the specific experience, qualifications, attributes or skills that, in light of your business and structure, led to the conclusion that the person should serve as a director. See Item 401(e)(l) of Regulation S-K.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see pages 139-141.

49.                 In this section, please identify each corporation or organization you mention that is your parent, subsidiary or other affiliate. See Item 401(e)(1) of Regulation S-K.  In this regard, we note Messrs. Pope’s and Ward’s positions with Niska Holdings (the collective reference for Niska GS Holdings US, L.P. and Niska GS Holdings Canada, L.P.).

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 139.

Compensation Discussion and Analysis, page 130

50.                 Please note that upon completion of your current fiscal year on March 31, 2010, you will need to update your executive compensation disclosure to provide compensation information for that fiscal year. For guidance, please refer to 217.11 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regskinterp.htm.

Response:  The Registrant acknowledges the Staff’s comment.  The Registrant will update its executive compensation disclosure to provide compensation information for the fiscal year ending March 31, 2010 in its first amendment of the Registration Statement filed after such date.

Setting Executive Compensation, page 131

51.                 Please expand your discussion in this section to describe your policies for allocating compensation between base salaries and discretionary bonuses. In this regard, your revised discussion should address why you elect to pay a significant portion of compensation in the form of an annual cash bonus as you state in the last paragraph on page 131. Please also discuss what your compensation program is designed to reward. See Item 402(b) of Regulation S-K.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see pages 142-144.

52.                 We note your disclosure on page 132 that Mr. Pope made bonus allocation recommendations for all employees including the named executive officers.  Please clarify whether Mr. Pope recommended his own bonus allocation.  Refer to Item 402(b)(2)(xv) of Regulation S-K.

Response:  The Registrant has revised the Registrant Statement accordingly.  Please see pages 143-144.

53.                 You state on page 132 that Mr. Pope’s bonus allocation recommendations were based, in part, on “other relevant factors.” Please disclose these factors as they relate to your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see pages 143-144.

54.                 Please clarify Mr. Pope’s level of discretion in making bonus allocation recommendations and whether he exercised any such discretion. See Item 402(b)(2)(vi) of Regulation S-K.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see pages 143-144.

Other Benefits, page 132

Perquisites, page 133

55.                 Please discuss why you choose to pay perquisites to your named executive officers. See Item 402(b)(l)(iv) of Regulation S-K.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 145.

Potential Payments Upon Change of Control or Termination, page 135

56.                 With respect to Mr. Pope’s employment agreement, please describe the basis for determining that your termination for other than Just Cause or Mr. Pope’s termination for Good Reason triggers the $900,000 cash payment. See to Item 101(b)(2)(xi) of Regulation S-K.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 147.

Security Ownership of Certain Beneficial Owners and Management, page 138

57.                 Please disclose whether the beneficial ownership calculations in your table on page 138 include shares that may be beneficially acquired within 60 days.  If the shares listed in the table do include such shares, please disclose the amount of these shares in a footnote to the table. Please refer to Instruction two to Item 403 of Regulation S-K.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see footnote two on page 150.

Item 15.  Recent Sales of Unregistered Securities, page II-1

58.                 Please revise your discussion under this heading to disclose Niska Gas Storage Canada ULC’s and Niska Gas Storage US LLC’s recent issuance of senior notes due March 2018. See Item 701 of Regulation S-K.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page II-1.

Item 17.  Undertaking, page II-2

59.                 Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see pages II-2 through II-3.

Exhibit List, page II-4

60.                 We note that you intend to file several required exhibits, including your underwriting agreement, legal opinion and tax opinion, by amendment. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

Response:  The Registrant acknowledges the Staff’s comment and understands the Staff requires sufficient time to review the exhibits before the Registrant requests effectiveness.  The Registrant will file the exhibits in a timely manner.

61.                 Please file Mr. Pope’s employment agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response:  The Registrant acknowledges the Staff’s comment and has filed Mr. Pope’s employment agreement and the amendment thereto as Exhibits 10.8 and 10.9, respectively, in the amended Registration Statement filed concurrently with this letter.

Please direct any questions that you have with respect to the foregoing to James J. Fox at (212) 237-0131 or Ramey Layne at (212) 237-0135.

Very truly yours,

/s/ James J. Fox

James J. Fox
Vinson & Elkins L.L.P.

cc:	Robert Babula (Securities and Exchange Commission)
Donna DiSilvio (Securities and Exchange Commission)
Christopher Chase (Securities and Exchange Commission)
Joshua Davidson (Underwriter’s Counsel)
Douglass M. Rayburn (Underwriter’s Counsel)
Jason A. Dubchak (Issuer)
Mike Rossenwasser (Issuer’s Counsel)